OATLY GROUP AB ANNOUNCES RESULTS OF

2023 ANNUAL GENERAL MEETING

MALMÖ, Sweden May 25, 2023 – Oatly Group AB (Nasdaq: OTLY)(“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced the results of its Annual General Meeting of shareholders (the “AGM”) held on May 25, 2023.

The AGM adopted, inter alia, the following resolutions:

Adoption of the income statement and balance sheet, disposition regarding the Company’s results and discharge from liability

The AGM adopted the Company’s profit and loss account and the balance sheet as well as the consolidated profit and loss account and consolidated balance sheet.

The AGM resolved, in accordance with the board of directors’ proposal, that no dividend was to be distributed for the financial year 2022 and that the Company’s result for the financial year 2022 was to be carried forward.

The AGM also discharged the board of directors and the CEO from liability for the financial year 2022.

Number of members of the board of directors

The AGM resolved, in accordance with the nominating and corporate governance committee’s proposal, that the number of members of the board of directors elected by the general meeting or in accordance with Oatly’s articles of association shall be twelve (12).

Election of new director

The AGM resolved, in accordance with the nominating and corporate governance committee’s proposal, to elect Martin Brok as a new member of the board of directors for a term ending at the AGM to be held in 2026.

Remuneration to the members of the board of directors

The AGM resolved, in accordance with the remuneration committee’s proposal, that the fee to each member of the board of directors, who is not employed by the Company or any of its subsidiaries, shall be USD 60,000, that the fee for the chairperson of the audit committee shall be USD 22,500 and that the fee for an ordinary member of the audit committee shall be USD 10,000. The AGM also resolved, in accordance with the remuneration committee’s proposal, that the fee for the chairperson of the remuneration committee shall be USD 22,500, that the fee for an ordinary member of the remuneration committee shall be USD 10,000, that the fee for the chairperson of the nominating and corporate governance committee shall be USD 22,500 and that the fee for an ordinary member of the nominating and corporate governance committee shall be USD 10,000. The AGM also resolved that the fee for each ordinary employee representative shall be SEK 24,000.

Election of auditor

The AGM resolved, in accordance with the audit committee’s recommendation, that the registered auditing company Ernst & Young Aktiebolag is re-elected as auditor for the period until the end of the next AGM.

Resolution regarding (a) amendment of the LTIP 2021-2026 incentive program and (b) approval of transfer of treasury warrants issued in connection with the LTIP 2021-2026 incentive program

The AGM resolved, in accordance with the board of directors’ proposal, to amend LTIP 2021-2026, entailing certain changes to allocation principles and certain terms and conditions relating to vesting of stock options and RSUs granted under LTIP 2021-2026. The changes in allocation principles aim to enable grants to a greater number of participants and to achieve appropriate and proportional annual allocations over the duration of LTIP 2021-2026 by establishing allocation limits calculated on an annual basis. The changes in vesting terms and conditions aim to reduce administration and costs, as well as to facilitate grants in connection with new hires, by aligning the vesting schedule with the annual vesting period generally applied by Oatly.

The AGM also resolved, in accordance with the board of directors’ proposal, to approve the transfer of treasury warrants issued in connection with the LTIP 2021-2026.

Resolution regarding (a) amendment of resolution on issue of share awards to certain members of the board of directors of Oatly Group AB (publ) and (b) approval of transfer of treasury warrants issued in connection with the share award program

The AGM resolved to amend the resolution on issue of share awards to certain members of the board of directors of Oatly. As a result, the maximum number of share awards that may be granted to each participant in the board of directors LTIP is increased from 10,800 to 35,000 share awards annually. The limitation on the total value of share awards that may be granted to each participant is unchanged at USD 140,000 annually.

The AGM also resolved to authorize the Company to potentially assign the treasury warrants issued in connection with the share award program to a third party or in another way dispose of the warrants in accordance with the terms and conditions set out in the proposal.

Authorization for the board of directors to resolve on new issue of shares and/or warrants and/or convertible bonds

The AGM resolved, in accordance with the board of directors’ proposal, to authorize the board of directors, on one or more occasions during the period until the next AGM, to resolve on new issue of shares and/or warrants and/or convertible bonds. Such issues should not entail an increase in the Company’s registered share capital or the number of shares in the Company by more than a total of 20 percent, based on the Company’s registered share capital or number of shares before utilizing the authorization. The new issue of shares and/or warrants and/or convertible bonds may be performed with or without deviation from the shareholders’ preferential rights. The board of directors’ resolution may provide for payment in kind, payment against set-off and/or other terms.

For more detailed information regarding the content of the resolutions, please refer to the notice to the AGM and the comprehensive proposals, which have previously been published and are available on the Company’s website, https://investors.oatly.com/corporate-governance/2023agm.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com